Exhibit 99.1

DHT HOLDINGS, INC. REPORTS THIRD QUARTER 2010 RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.10 PER SHARE

ST. HELIER, CHANNEL ISLANDS, October 26, 2010 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Highlights

●	The Company declared a cash dividend of $0.10 per share for the quarter payable on November 22, 2010 for shareholders of record as of November 11, 2010.

●	Revenues of $23.3 million reflect the base hire under the charters which provides 100% charter coverage until 2012, protecting DHT’s revenues during the current weak tanker market.

●	Net income for the third quarter was $3.6 million, or $0.07 per share. Adjusted for non-cash interest rate swap related items, net income for the quarter was $3.5 million, or $0.07 per share.

●	Vessel expenses for the quarter were $6.8 million.

●	G&A for the quarter was $2.1 million including onetime costs related to change of senior management.

●	Net interest expense for the second quarter was $3.8 million.

●	Cash on hand at quarter-end was $58 million providing DHT with the flexibility to enter into acquisitions.

●	Svein Moxnes Harfjeld and Trygve P. Munthe joined DHT as senior management.

Subsequent events

●	On October 18, 2010, an interest rate swap of $194 million expired and at current interest rate levels, annual interest expense is expected to decline by about $8 million.

DHT will host a conference call at 8:00 a.m. EDT Wednesday October 27, 2010 to present the results for the quarter. See below for further details.

Third Quarter Results

The Company today reported revenues for the period from July 1 to September 30, 2010, of $23.3 million, compared to revenues of $22.7 million for the prior-year period.  Of the $23.3 million of revenues for the quarter, $16.7 million relates to the seven vessels on time charter and $6.6 million relates to the two vessels on bareboat charter.  For the quarter there was no profit sharing under the Company’s profit-sharing arrangements.

The Company’s seven vessels on time charter contracts were on-hire 99.75% for the quarter. Following the completion of two interim surveys in the first half of 2010, the next scheduled class surveys are special surveys for one VLCC in the second quarter of 2011 and one VLCC in the third quarter of 2011.  In addition, two Aframax vessels are scheduled for interim survey in the fourth quarter of 2011.

DHT’s vessel expenses for the quarter, including insurance costs, were $6.8 million.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, were $7.2 million.  General and administrative expenses were $2.1 million including costs related to the change of senior management.

Net finance expenses of $3.7 million included a net non-cash gain on interest rate swaps of $0.3 million.

The Company had net income for the quarter of $3.6 million or $0.07 per diluted share, compared to net income of $1.1 million, or $0.02 per diluted share, for the third quarter of 2009.  After adjusting for non-cash financial items related to interest rate swaps, net income for the third quarter of 2010 was $3.5 million, or $0.07 per share.  Free cash flow from operations was $10.6 million, or $0.22 per share1.

At the end of the third quarter, the Company’s cash balance was $58 million.  The Company remains in compliance with its financial covenants.

Svein Moxnes Harfjeld, CEO, stated, ”The solid contract coverage of our entire fleet enables the company to both pay a dividend of $0.10 per share as well as continuing to increase the Company’s  cash position.  The company’s financial position will enable us to take advantage of opportunities for growth”.

EARNINGS CONFERENCE CALL INFORMATION

DHT plans to host a conference call at 8:00 a.m. EDT Wednesday October 27, 2010 to discuss the results for the third quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 866 602 0258 within the United States and +44 20 7138 0844 for international callers.  The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

1)
Free cash flow from operations after contractual debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument and depreciation and amortization.  Please refer to the table on page 8 for reconciliation between net income and free cash flow from operations after contractual debt service.

An audio replay of the conference call will be available through November 10, 2010.  To access the replay, dial 1 866 932 5017 within the United States or +1 347 366 9565 for international callers and enter 7902664#.  A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2010.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

	3Q 2010 Jul. 1 - Sep. 30, 2010 Unaudited	3Q 2009 Jul. 1 - Sep. 30, 2009 Unaudited	9 months Jan. 1 - Sep. 30, 2010 Unaudited	9 months Jan. 1 - Sep. 30, 2009 Unaudited

Shipping revenues	$23,304	$22,678	$66,801	$78,694

Operating expenses
Vessel expenses	6,803	7,087	22,870	22,332
Depreciation and amortization	7,152	6,757	21,240	19,809
General and administrative expenses	2,094	961	6,290	3,070
Total operating expenses	16,049	14,805	50,400	45,211

Income from vessel operations	7,255	7,873	16,401	33,483

Interest income	50	54	100	270
Interest expense	(3,821)	(4,281)	(11,574)	(14,119)
Fair value gain/(loss) on derivative instruments	94	(2,563)	(1,875)	(4,229)
Other financial income/(expenses)	-	-	(3,710)	(2,452)

Net income / (loss) for the period	$3,578	$1,083	(658)	12,953

Basic net income per share	0.07	0.02	(0.01)	0.28
Diluted net income per share	0.07	0.02	(0.01)	0.28

Weighted average number of shares (basic)	48,762,255	48,675,897	48,727,580	45,525,032
Weighted average number of shares (diluted)	48,762,255	48,978,776	48,727,580	45,680,749

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	$3,578	$1,083	(658)	12,953

Other comprehensive income:
Cash flow hedges	2,002	4,574	11,092	9,649

Total comprehensive income for the period	$5,580	$5,657	10,434	22,602

SUMMARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Sep. 30, 2010 Unaudited	Dec. 31, 2009 Audited
ASSETS
Current assets
Cash and cash equivalents	$58,043	$72,664
Voyage receivables from OSG	-	-
Prepaid expenses	205	1,329
Prepaid technical management fee to OSG	1,974	1,958

Total current assets	60,222	75,951

Vessels, net of accumulated depreciation	419,797	441,036
Other long-term receivables	1,344	984
Total assets	481,363	517,971

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$5,192	$6,250
Derivative financial instruments	5,175	11,779
Deferred shipping revenues	7,930	7,898
Total current liabilities	18,297	25,927

Long term liabilities
Long-term debt	265,183	293,041
Derivative financial instruments	4,033	6,646
Other long term-liabilities	589	433
Total long-term liabilities	269,805	300,120

Total liabilities	288,102	326,047

Shareholders' equity
Common stock	487	487
Paid-in additional capital	240,375	239,624
Retained earnings/(deficit)	(44,330)	(33,824)
Accumulated other comprehensive income/(loss)	(3,271)	(14,363)
Total stockholders' equity	193,261	191,924

Total liabilities and stockholders' equity	$481,363	$517,971

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

	3Q 2010 Jul. 1- Sep. 30, 2010 Unaudited	3Q 2009 Jul. 1- Sep. 30, 2009 Unaudited	9 months Jan. 1 - Sep. 30, 2010 Unaudited	9 months Jan. 1 - Sep. 30, 2009 Unaudited
Cash Flows from Operating Activities:
Net income	$3,578	$1,083	$(658)	$12,953
Items Included in net income not effecting cash flow:
Depreciation and amortization	7,197	6,804	21,380	19,951
Amortization related to interest and swap expense	(94)	2,563	1,875	4,229
Deferred compensation related to options and restricted stock	404	154	751	599
Changes in operating assets and liabilities:
Receivables	-	3,688	-	8,231
Prepaid expenses	43	572	748	(1,163)
Accounts payable, accrued expenses and deferred revenue	(2,243)	599	(869)	(1,404)

Net cash provided by operating activities	8,885	15,463	23,227	43,396

Cash Flows from Investing Activities:
Investments in vessels	-	-	-	(1,482)
Decrease/(increase) in vessel acquisition deposits	-	-	-	-

Net cash used in investing activities	-	-	-	(1,482)

Cash flows from Financing Activities
Issuance/(buy back) of common stock	-	-	-	38,400
Issuance of long-term debt, net of acquisition costs	-	-	-	-
Cash dividends paid	(4,876)	-	(9,848)	(23,949)
Deferred offering costs	-	-	-	-
Repayment of long-term debt	-	-	(28,000)	(50,000)
Net cash provided by / (used in) financing activities	(4,876)	-	(37,848)	(35,549)

Net increase/(decrease) in cash and cash equivalents	4,009	15,463	(14,621)	6,365
Cash and cash equivalents at beginning of period	54,034	49,922	72,664	59,020

Cash and cash equivalents at end of period	58,043	65,385	58,043	65,385

Interest paid	$3,704	$4,204	$11,681	$14,081

SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY
($ in thousands except shares)
Unaudited

	Common Stock		Paid-in
	Shares	Amount	Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
Balance at January 1, 2009	39,238,807	$392	$200,570	$(26,721)	$(26,418)	$147,823
Total comprehensive income				12,953	9,649	22,602
Cash dividends declared and paid				(23,949)		(23,949)
Issue of common stock	9,408,481	95	38,305			38,400
Compensation related to options and restricted stock	28,609		599			599
Balance at September 30, 2009	48,675,897	$487	$239,474	$(37,717)	$(16,769)	$185,475

Balance at January 1, 2010	48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income				(658)	11,092	10,434
Cash dividends declared and paid				(9,848)		(9,848)
Issue of common stock						-
Compensation related to options and restricted stock	86,358		751			751
Balance at September 30, 2010	48,762,255	$487	$240,375	$(44,330)	$(3,271)	$193,261

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Basis for preparation
The condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Significant accounting policies
The condensed financial statements have been prepared in accordance with historical cost convention, except for the revaluation of certain financial instruments. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2009 audited financial statements.

Reconciliation between IFRS and U.S. GAAP
Effective January 1, 2009, DHT changed the basis on which it prepares its financial statements from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) to IFRS.  There are no differences in the statements of operations and equity between IFRS and U.S. GAAP.

Reconciliation of non-IFRS financial measures ($ in thousands except shares and per share amounts)

	3Q 2010 Jul. 1- Sep. 30, 2010 Unaudited	3Q 2009 Jul. 1- Sep. 30, 2009 Unaudited	9 months Jan. 1 - Sep. 30, 2010 Unaudited	9 months Jan. 1 - Sep. 30, 2009 Unaudited

Net Income	3,578	1,083	(658)	12,953
Amortization of unrealized loss of interest rate swaps	2,002	4,574	11,092	9,649
Fair value (gain)/loss on derivative financial instrument	(2,096)	(2,011)	(9,217)	(5,420)
Net Income adjusted for non-cash financial items	3,484	3,646	1,217	17,182

Weighted average number of shares (diluted)	48,762,255	48,978,776	48,727,580	45,680,749
Net Income adjusted for non-cash financial items per share	0.07	0.07	0.02	0.38

Net income	$3,578	$1,083	(658)	12,953
Amortization of unrealized loss of interest rate swaps	2,002	4,574	11,092	9,649
Fair value (gain)/loss on derivative financial instruments	(2,096)	(2,011)	(9,217)	(5,420)
Depreciation and amortization	7,152	6,757	21,240	19,809
Free cash flow from operations after contractual debt service	$10,636	$10,403	$22,457	$36,991

Free cash flow from operations after contractual debt service per share	0.22	0.21	0.46	0.81

CONTACT:
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com